Pricing Supplement (To the Prospectus dated September 7, 2018, the Prospectus Supplement dated September 7, 2018, and the Product Prospectus Supplement dated September 10, 2018)	Filed Pursuant to Rule 424(b)(2) Registration No. 333-227001 June 18, 2021

Royal Bank of Canada	$1,790,000 Phoenix Autocallable Notes with Memory Coupon Due July 7, 2022 Linked to the Common Stock of Signature Bank Senior Global Medium-Term Notes, Series H

•     The Notes are designed for investors who wish to receive Contingent Coupons (as defined below) if (i) on any of the Observation Dates (other than the final Observation Date), the closing price of the common stock of Signature Bank (the “Reference Stock”) or (ii) with respect to the final Observation Date, the Final Stock Price (as defined below) is at or above the Coupon Barrier (as defined below). Investors should be willing to forgo fixed interest and dividend payments, in exchange for the opportunity to receive a Contingent Coupon for each Observation Date. Due to the memory feature described below, a Contingent Coupon that is not payable on a Coupon Payment Date may be paid on a subsequent Coupon Payment Date or at maturity.
•     Investors in the Notes should be willing to accept the risk of losing some or all of their principal, and the risk that no Contingent Coupon payment may be made with respect to some or all of the Observation Dates. Contingent Coupon payments should not be viewed as periodic interest payments.
•     The Notes are subject to automatic call if the closing price of the Reference Stock on any Observation Date (other than the final Observation Date) is at or above the Initial Stock Price. If the Notes are not automatically called and the Final Stock Price is below the Trigger Price (as defined below), investors will be fully exposed to the depreciation in the Reference Stock, and could lose all or a portion of the principal amount. Investors in the Notes should be willing to accept this risk of loss. All payments on the Notes are subject to our credit risk.
•     Senior unsecured obligations of Royal Bank of Canada maturing July 7, 2022.(a)
•     Minimum denominations of $10,000 and integral multiples of $1,000 in excess thereof.
•     The Notes priced on June 18, 2021 (the “Trade Date”), and will be issued on June 23, 2021 (the “issue date”).
Key Terms	Terms used in this pricing supplement, but not defined herein, will have the meanings ascribed to them in the product prospectus supplement.
Issuer:	Royal Bank of Canada
Reference Stock:	The common stock of Signature Bank (Bloomberg symbol: “SBNY”)
Observation Dates:	October 1, 2021, December 31, 2021, April 1, 2022 and July 1, 2022(a)
Coupon Payment Dates:	Three business days following each Observation Date, except that the final Coupon Payment Date will be the maturity date.
Contingent Coupons and Memory Feature:
The Contingent Coupon will be paid on each Coupon Payment Date if (i) the closing price of the Reference Stock on the applicable Observation Date (other than the final Observation Date) or (ii) with respect to the final Observation Date, the Final Stock Price, is at or above the Coupon Barrier. If the Contingent Coupon is not payable on any Coupon Payment Date, it will be paid on any later Coupon Payment Date (or at maturity) on which the Contingent Coupon is payable, together with the payment otherwise due on that later date. For the avoidance of doubt, once a previously unpaid Contingent Coupon has been paid on a later Coupon Payment Date, it will not be paid again on a subsequent date.

Contingent Coupon:	$25.00 per $1,000 in principal amount of the Notes, if payable.
Call Feature:
If the closing price of the Reference Stock on any Observation Date (other than the final Observation Date) is at or above the Initial Stock Price, the Notes will be automatically called for a cash payment equal to the principal amount plus the applicable Contingent Coupon for the applicable Observation Date, together with any previously unpaid Contingent Coupons.

Call Settlement Dates:	The Coupon Payment Date corresponding to the applicable Observation Date.
Payment at Maturity:
If the Notes are not called and on the final Observation Date:
•        the Final Stock Price is at or above the Trigger Price, then you will receive a cash amount equal to the principal amount plus the Contingent Coupon otherwise due on the maturity date  and any previously unpaid Contingent Coupons with respect to the prior Coupon Payment Dates; or
•        the Final Stock Price is below the Trigger Price, then you will receive a cash amount equal to the principal amount x (1 + the Percentage Change).
In this case, you will have a loss of principal that is proportionate to the decline in the Final Stock Price from the Initial Stock Price, and you will lose some or all of your initial investment.

Percentage Change:	Final Stock Price – Initial Stock Price Initial Stock Price
Initial Stock Price:	$234.50, which was the closing price of one share of the Reference Stock on the Trade Date.
Coupon Barrier and Trigger Price:	$160.16, which is 68.30% of the Initial Stock Price (rounded to two decimal places).
Final Stock Price:	The average of the closing prices of one share of the Reference Stock on each of the Valuation Dates.
Valuation Dates:	June 27, 2022, June 28, 2022, June 29, 2022, June 30, 2022 and the final Observation Date(a)
Maturity Date:	July 7, 2022(a)
CUSIP/ISIN:	78016ECR6/US78016ECR62
Calculation Agent:	RBC Capital Markets, LLC (“RBCCM”)
Estimated Value:
The initial estimated value of the Notes as of the Trade Date was $979.52 per $1,000 in principal 1amount, which is less than the price to public. The actual value of the Notes at any time will reflect many factors, cannot be predicted with accuracy, and may be less than this amount.

(a) Subject to postponement if a market disruption event occurs, as described under “General Terms of the Notes—Payment at Maturity” and “—Market Disruption Events” in the product prospectus supplement.
Investing in the Notes involves a number of risks. See “Selected Risk Considerations” beginning on page PS-4 of this pricing supplement, and “Risk Factors” beginning on page PS-5 of the product prospectus supplement, page S-1 of the prospectus supplement and page 1 of the prospectus.
The Notes will not be listed on any U.S. securities exchange or quotation system. Neither the U.S. Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined that this pricing supplement is truthful or complete. Any representation to the contrary is a criminal offense.
The Notes will not constitute deposits insured by the Canada Deposit Insurance Corporation, the U.S. Federal Deposit Insurance Corporation or any other Canadian or U.S. government agency or instrumentality. The Notes are not subject to conversion into our common shares under subsection 39.2(2.3) of the Canada Deposit Insurance Corporation Act.

	Price to Public[1]	Underwriting Commission[2]	Proceeds to Royal Bank of Canada
Per Note	$1,000.00	$10.00	$990.00
Total	$1,790,000.00	$17,900.00	$1,772,100.00
1 Certain fiduciary accounts purchasing the Notes will pay a purchase price of $990.00 per Note, and the placement agents will forgo any fees with respect to sales made to those accounts. The price to the public for all other purchases of the Notes is 100%.
2 JPMorgan Chase Bank, N.A., J.P. Morgan Securities LLC and their affiliates will act as placement agents for the Notes and will receive a fee from the Issuer of $10.00 per $1,000 in principal amount of the Notes, but will forgo any fees for sales to certain fiduciary accounts.

RBC Capital Markets, LLC	JPMorgan Chase Bank, N.A.	J.P. Morgan Securities LLC
Placement Agents

ADDITIONAL TERMS OF THE NOTES
You should read this pricing supplement together with the prospectus dated September 7, 2018, as supplemented by the prospectus supplement dated September 7, 2018 and the product prospectus supplement dated September 10, 2018, relating to our Senior Global Medium-Term Notes, Series H, of which these Notes are a part. Capitalized terms used but not defined in this pricing supplement will have the meanings given to them in the product prospectus supplement. In the event of any conflict, this pricing supplement will control. You should read this pricing supplement carefully.
This pricing supplement, together with the documents listed below, contains the terms of the Notes and supersedes all prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the prospectus supplement dated September 7, 2018 and “Risk Factors” in the product prospectus supplement dated September 10, 2018, as the Notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the Notes. You may access these documents on the Securities and Exchange Commission (the “SEC”) website at www.sec.gov as follows (or if that address has changed, by reviewing our filings for the relevant date on the SEC website):
Prospectus dated September 7, 2018:
https://www.sec.gov/Archives/edgar/data/1000275/000121465918005973/l96181424b3.htm
Prospectus Supplement dated September 7, 2018:
https://www.sec.gov/Archives/edgar/data/1000275/000121465918005975/f97180424b3.htm
Product Prospectus Supplement CCBN-1 dated September 10, 2018:
https://www.sec.gov/Archives/edgar/data/1000275/000114036118038091/form424b5.htm

Our Central Index Key, or CIK, on the SEC website is 1000275. As used in this pricing supplement, “Royal Bank,” “we,” “us,” or “our” refers to Royal Bank of Canada.

What Is the Return on the Notes Assuming a Range of Performance for the Reference Stock?
The following table illustrates hypothetical payments on the Notes that could be realized on each Coupon Payment Date or at maturity per $1,000 in principal amount of the Notes for a range of prices of the Reference Stock. The hypothetical payments and examples set forth below assume an Initial Stock Price of $100.00, and a hypothetical Coupon Barrier and Trigger Price of $68.30, and reflect the Contingent Coupon of $25.00, if payable. The actual Initial Stock Price, Coupon Barrier and Trigger Price are set forth on the cover page of this pricing supplement.
The hypothetical payments and examples set forth below are for illustrative purposes only and may not be the actual payments applicable to the Notes. The numbers appearing in the following table and examples have been rounded for ease of analysis. The examples below do not take into account any tax consequences from investing in the Notes.

Observation Dates Prior to the Final Observation Date				Final Observation Date
Reference Stock Price	Percentage Change in the Value of the Reference Stock at Observation Date	Payment on Coupon Payment Date or Call Settlement Date (as applicable)(1)(2)	Return on the Notes	Final Stock Price (3)	Percentage Change at Final Observation Date	Payment at Maturity(2)	Return on the Notes(4)
$180.00	80.00%	$1,025.00	2.50%	$180.00	80.00%	$1,025.00	2.50%
$170.00	70.00%	$1,025.00	2.50%	$170.00	70.00%	$1,025.00	2.50%
$160.00	60.00%	$1,025.00	2.50%	$160.00	60.00%	$1,025.00	2.50%
$150.00	50.00%	$1,025.00	2.50%	$150.00	50.00%	$1,025.00	2.50%
$140.00	40.00%	$1,025.00	2.50%	$140.00	40.00%	$1,025.00	2.50%
$130.00	30.00%	$1,025.00	2.50%	$130.00	30.00%	$1,025.00	2.50%
$120.00	20.00%	$1,025.00	2.50%	$120.00	20.00%	$1,025.00	2.50%
$110.00	10.00%	$1,025.00	2.50%	$110.00	10.00%	$1,025.00	2.50%
$105.00	5.00%	$1,025.00	2.50%	$105.00	5.00%	$1,025.00	2.50%
$100.00	0.00%	$1,025.00	2.50%	$100.00	0.00%	$1,025.00	2.50%
$95.00	-5.00%	$25.00	2.50%	$95.00	-5.00%	$1,025.00	2.50%
$90.00	-10.00%	$25.00	2.50%	$90.00	-10.00%	$1,025.00	2.50%
$85.00	-15.00%	$25.00	2.50%	$85.00	-15.00%	$1,025.00	2.50%
$80.00	-20.00%	$25.00	2.50%	$80.00	-20.00%	$1,025.00	2.50%
$75.00	-25.00%	$25.00	2.50%	$75.00	-25.00%	$1,025.00	2.50%
$70.00	-30.00%	$25.00	2.50%	$70.00	-30.00%	$1,025.00	2.50%
$68.30	-31.70%	$25.00	2.50%	$68.30	-31.70%	$1,025.00	2.50%
$65.00	-35.00%	$0.00	0.00%	$65.00	-35.00%	$650.00	-35.00%
$60.00	-40.00%	$0.00	0.00%	$60.00	-40.00%	$600.00	-40.00%
$50.00	-50.00%	$0.00	0.00%	$50.00	-50.00%	$500.00	-50.00%
$40.00	-60.00%	$0.00	0.00%	$40.00	-60.00%	$400.00	-60.00%
$30.00	-70.00%	$0.00	0.00%	$30.00	-70.00%	$300.00	-70.00%
$20.00	-80.00%	$0.00	0.00%	$20.00	-80.00%	$200.00	-80.00%
$10.00	-90.00%	$0.00	0.00%	$10.00	-90.00%	$100.00	-90.00%
$0.00	-100.00%	$0.00	0.00%	$0.00	-100.00%	$0.00	-100.00%
(1) The Notes will be automatically called if the closing price of one share of the Reference Stock on any Observation Date (other than the final Observation Date) is greater than or equal to the Initial Stock Price.
(2) You will receive a Contingent Coupon in connection with an Observation Date (i) if the closing price of one share of the Reference Stock on that Observation Date (other than the final Observation Date) or (ii) with respect to the final Observation Date, the Final Stock Price is greater than or equal to the Coupon Barrier. As set forth above, an unpaid Contingent Coupon may be payable on a subsequent Coupon Payment Date, or at maturity. This column does not reflect any previously unpaid Contingent Coupons that may be payable on a Coupon Payment Date or at maturity.
(3) The Final Stock Price is equal to the arithmetic average of the closing prices of one share of the Reference Stock on each of the Valuation Dates.
(4) This column reflects only the hypothetical return received in respect of the payment on the maturity date. In addition to this payment, if the closing price of the Reference Stock is greater than or equal to the Coupon Barrier (but below the Initial Stock Price) on one or more of the preceding Observation Dates, investors would receive the applicable Contingent Coupons.

Hypothetical Examples of Amounts Payable at Maturity or upon an Automatic Call

The following examples illustrate how the payments will be calculated.
Example 1: The closing price of the Reference Stock increases from the Initial Stock Price of $100.00 to $110.00 on the first Observation Date.
Because the closing price of the Reference Stock on the first Observation Date is above the Initial Stock Price, the Notes are automatically called, and the investor receives a single payment on the first Call Settlement Date of $1,025.00 per $1,000 in principal amount of the Notes, reflecting the principal amount plus the Contingent Coupon for the first Observation Date, for a return of 2.50% on the Notes. No further amount will be owed to you under the Notes.
Example 2: The closing price of the Reference Stock decreases from the Initial Stock Price of $100.00 to $55.00 on the first Observation Date (below the Coupon Barrier), $50.00 on the second Observation Date (below the Coupon Barrier), and increases to $120.00 on the third Observation Date.
The closing price of the Reference Stock on the first and second Observation Dates was below the Initial Stock Price, so the Notes were not automatically called; in addition, the first two Contingent Coupons were not payable. Since the closing price of the Reference Stock on the third Observation Date is above the Initial Stock Price, the Notes are automatically called, and the investor receives a payment on the third Call Settlement Date of $1,075.00 per $1,000 in principal amount of the Notes, reflecting the principal amount ($1,000), plus the Contingent Coupon for the third Observation Date ($25.00), plus the Contingent Coupons that were not payable on the first two Coupon Payment Dates ($50.00). An investor’s return would be 7.50% on the Notes. No further amount will be owed to you under the Notes.
Example 3: The closing price of the Reference Stock decreases from the Initial Stock Price, and is less than the Coupon Barrier on the first 3 Observation Dates, before increasing to a Final Stock Price of $95.00 (above the Coupon Barrier and Trigger Price).
The closing prices of the Reference Stock on the first 3 Observation Dates were below the Initial Stock Price, so the Notes were not automatically called; in addition, the first 3 Contingent Coupons were not payable. Since the Final Stock Price is above the Trigger Price, at maturity, the investor receives a payment of $1,100.00 per $1,000 in principal amount of the Notes, reflecting the principal amount ($1,000), plus the Contingent Coupon for the final Observation Date ($25.00), plus the three previously unpaid Contingent Coupon payments ($75.00). The investor’s return would be 10.00% over the one year term of the Notes. No further amount will be owed to you under the Notes.
Example 4: The closing price of the Reference Stock decreases from the Initial Stock Price, and is less than the Coupon Barrier on the first 3 Observation Dates, and the Final Stock Price is $50.00 (below the Coupon Barrier and Trigger Price).
In this example, no Contingent Coupons were payable prior to maturity. At maturity, since the Final Stock Price is below the Coupon Barrier and Trigger Price, the investor receives a payment of $500.00 per $1,000 in principal amount of the Notes, reflecting the full downside performance of the Reference Stock. The investor would incur a loss of 50% on the Notes. No further amount will be owed to you under the Notes.

Selected Purchase Considerations
•
Capped Appreciation Potential — The return potential of the Notes is limited to the Contingent Coupons and you will not participate in any appreciation in the price of the Reference Stock, which may be significant.

•
Potential Early Redemption as a Result of Automatic Call Feature — While the original term of the Notes is approximately one year, the Notes will be called before maturity if the closing price of the Reference Stock is at or above the Initial Stock Price on the applicable Observation Date (other than the final Observation Date). In such a case, you will receive the principal amount plus the applicable Contingent Coupon corresponding to that Observation Date, plus any previously unpaid Contingent Coupons with respect to prior Observation Dates.

•
Contingent Protection Against Loss — If the Notes are not automatically called and the Final Stock Price is at or above the Trigger Price, you will be entitled to receive the full principal amount of your Notes at maturity (plus the applicable Contingent Coupon and any previously unpaid Contingent Coupons with respect to prior Observation Dates). If the Notes are not automatically called and the Final Stock Price is less than the Trigger Price, you will lose 1% of the principal amount of your Notes for every 1% that the Final Stock Price is less than the Initial Stock Price. Under these circumstances, you will lose at least 31.70% of your principal amount at maturity and may lose up to your entire principal amount.

Selected Risk Considerations
An investment in the Notes involves significant risks. Investing in the Notes is not equivalent to investing directly in the Reference Stock. These risks are explained in more detail in the section “Risk Factors” in the product prospectus supplement. In addition to the risks described in the prospectus supplement and the product prospectus supplement, you should consider the following:
Risks Relating to the Terms and Structure of the Notes
•
You May Lose All or a Portion of the Principal Amount at Maturity — Investors in the Notes could lose all or a substantial portion of their principal amount if there is a decline in the Reference Stock below the Trigger Price and the Notes are not automatically called. You will lose 1% of the principal amount of the Notes for each 1% that the Final Stock Price is less than the Initial Stock Price if the Final Stock Price is less than the Trigger Price.

•
The Contingent Repayment of Principal Applies Only at Maturity — You should be willing to hold your Notes to maturity. If you sell your Notes prior to maturity in the secondary market, if any, you may have to sell your Notes at a loss relative to your initial investment even if the price of the Reference Stock is above the Trigger Price.

•
You May Not Receive Any Contingent Coupons — Investors in the Notes will not necessarily receive Contingent Coupons on the Notes. If (i) the closing price of the Reference Stock on an Observation Date (other than the final Observation Date) or (ii) with respect to the final Observation Date, the Final Stock Price, is less than the Coupon Barrier, investors will not receive the Contingent Coupon applicable to that Observation Date. If the closing price of the Reference Stock is less than the Coupon Barrier on each of the Observation Dates (other than the final Observation Date) and the Final Stock Price is less than the Coupon Barrier, investors will not receive any Contingent Coupons during the term of the Notes, and will not receive a positive return on the Notes. Contingent Coupon payments should not be viewed as periodic interest payments. Generally, this non-payment of the Contingent Coupon coincides with a period of greater risk of principal loss on the Notes. Notwithstanding the memory feature described above, there can be no assurance that any unpaid Contingent Coupon will become payable during the term of the Notes.

•
Your Return May Be Lower than the Return on a Conventional Debt Security of Comparable Maturity — The return that you will receive on the Notes, which could be negative, may be less than the return you could earn on other investments. Even if your return is positive, your return may be less than the return you would earn if you bought one of our conventional senior interest bearing debt securities.

•
The Notes Are Subject to Reinvestment Risk if the Notes Are Called — If your Notes are automatically called, the term of the Notes may be as short as approximately three months. There is no guarantee that you would be able to reinvest the proceeds from an investment in the Notes at a comparable return for a similar level of risk if the Notes are automatically called prior to the maturity date. In addition, for the avoidance of doubt, the fees and commissions described in this document will not be rebated or subject to amortization if the Notes are called.

•
The Payments on the Notes Are Subject to the Credit Risk of the Issuer — The Notes are our senior unsecured debt securities. As a result, all payments on the Notes are dependent upon our ability to repay our obligations at that time. This will be the case even if the price of the Reference Stock increases after the Trade Date. No assurance can be given as to what our financial condition will be on any payment date.

•
Owning the Notes Is Not the Same as Owning the Reference Stock — The return on your Notes may not reflect the return you would realize if you actually owned the Reference Stock. For instance, as a holder of the Notes, you will not have voting rights, rights to receive cash dividends or other distributions, or any other rights that holders of the Reference Stock would have. Further, you will not participate in any appreciation of the Reference Stock, which could be significant.

•
The Payments on the Notes Are Subject to Postponement Due to Market Disruption Events and Other Adjustments — Whether the Notes will be called prior to maturity, the payment upon an automatic call or at maturity, the Observation Dates, the Valuation Dates and the Reference Stock are subject to adjustment as described in the product prospectus supplement and this pricing supplement.  For a description of what constitutes a market disruption event as well as the consequences of that market disruption event and the unavailability of the price of the Reference Stock on an Observation Date or a Valuation Date, see “Market Disruption Events on a Valuation Date” below, and “General Terms of the Notes—Payment at Maturity” and “—Market Disruption Events” in the product prospectus supplement.

•	The Tax Treatment of the Notes Is Uncertain — Significant aspects of the tax treatment of an investment in the Notes are uncertain. You should consult your tax adviser about your tax situation.
Risks Relating to the Initial Estimated Value of the Notes
•
The Initial Estimated Value of the Notes Is Less than the Price to the Public — The initial estimated value that’s set forth on the cover page of this pricing supplement does not represent a minimum price at which we, RBCCM or any of our affiliates would be willing to purchase the Notes in any secondary market (if any exists) at any time. If you attempt to sell the Notes prior to maturity, their market value may be lower than the price you paid for them and the initial estimated value. This is due to, among other things, changes in the price of the Reference Stock, the borrowing rate we pay to issue securities of this kind, and the inclusion in the price to the public of the underwriting discount and the costs relating to our hedging of the Notes. These factors, together with various credit, market and economic factors over the term of the Notes, are expected to reduce the price at which you may be able to sell the Notes in any secondary market and will affect the value of the Notes in complex and unpredictable ways. Assuming no change in market conditions or any other relevant factors, the price, if any, at which you may be able to sell your Notes prior to maturity may be less than your original purchase price. The Notes are not designed to be short-term trading instruments.  Accordingly, you should be able and willing to hold your Notes to maturity.

•
The Initial Estimated Value of the Notes Set Forth on the Cover Page of This Pricing Supplement Is an Estimate Only, Calculated as of the Trade Date — The value of the Notes at any time after the Trade Date will vary based on many factors, including changes in market conditions, and cannot be predicted with accuracy. As a result, the actual value you would receive if you sold the Notes in any secondary market, if any, should be expected to differ materially from the initial estimated value of your Notes.

Risks Relating to the Secondary Market for the Notes
•
There May Not Be an Active Trading Market for the Notes—Sales in the Secondary Market May Result in Significant Losses — There may be little or no secondary market for the Notes.  The Notes will not be listed on any securities exchange.  RBCCM and our other affiliates may make a market for the Notes; however, they are not required to do so.  RBCCM or any other affiliate of ours may stop any market-making activities at any time.  Even if a secondary market for the Notes develops, it may not provide significant liquidity or trade at prices advantageous to you.  We expect that transaction costs in any secondary market would be high.  As a result, the difference between bid and asked prices for your Notes in any secondary market could be substantial.

•
Many Economic and Market Factors Will Impact the Value of the Notes — In addition to the price of the Reference Stock on any day, the value of the Notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:

•	the expected volatility of the Reference Stock;
•	the time to maturity of the Notes;
•	the dividend rate on the Reference Stock;

•	interest and yield rates in the market generally;
•	a variety of economic, financial, political, regulatory or judicial events; and
•	our creditworthiness, including actual or anticipated downgrades in our credit ratings.
Risks Relating to the Reference Stock
•
There Is No Affiliation Between Us and the Issuer of the Reference Stock, and We Are Not Responsible for any Disclosure by that Company — We are not affiliated with the issuer of the Reference Stock.  However, we and our affiliates may currently, or from time to time in the future engage in business with the issuer of the Reference Stock.  Nevertheless, neither we nor our affiliates assume any responsibilities for the accuracy or the completeness of any information about the Reference Stock that the issuer of the Reference Stock prepares.  You, as an investor in the Notes, should make your own investigation into the Reference Stock and the issuer of the Reference Stock.  The issuer of the Reference Stock is not involved in this offering and has no obligation of any sort with respect to your Notes.  The issuer of the Reference Stock has no obligation to take your interests into consideration for any reason, including when taking any corporate actions that might affect the value of your Notes.

•
The Notes Are Subject to Single Stock Risk — The price of the Reference Stock can rise or fall sharply due to factors specific to the Reference Stock and its issuer, such as stock price volatility, earnings, financial conditions, corporate, industry and regulatory developments, management changes and decisions and other events, as well as general market factors, such as general stock market volatility and levels, interest rates and economic and political conditions. We urge you to review financial and other information filed periodically with the SEC by the issuer of the Reference Stock.

•
The Payments on the Notes Are Subject to Antidilution Adjustments — For certain corporate events affecting the Reference Stock, the calculation agent may make adjustments to the terms of the Notes. However, the calculation agent will not make such adjustments in response to all events that could affect the Reference Stock. If an event occurs that does not require the calculation agent to make such adjustments, the value of the Notes may be materially and adversely affected. In addition, all determinations and calculations concerning any such adjustments will be made in the sole discretion of the calculation agent, which will be binding on you absent manifest error. You should be aware that the calculation agent may make any such adjustment, determination or calculation in a manner that differs from that discussed in this document or the product prospectus supplement as necessary to achieve an equitable result.

Risks Relating to Conflicts of Interest
•
The Business Activities of Royal Bank and Our Affiliates May Create Conflicts of Interest — We and our affiliates expect to engage in trading activities related to the Reference Stock that are not for the account of holders of the Notes or on their behalf. These trading activities may present a conflict between the holders’ interests in the Notes and the interests we and our affiliates will have in their proprietary accounts, in facilitating transactions, including options and other derivatives transactions, for their customers and in accounts under their management. These trading activities, if they influence the price of the Reference Stock, could be adverse to the interests of the holders of the Notes. We and one or more of our affiliates may, at present or in the future, engage in business with the issuer of the Reference Stock, including making loans to or providing advisory services. These services could include investment banking and merger and acquisition advisory services. These activities may present a conflict between our or one or more of our affiliates’ obligations, and your interests as a holder of the Notes. Moreover, we and our affiliates may have published, and in the future expect to publish, research reports with respect to the Reference Stock. This research is modified from time to time without notice and may express opinions or provide recommendations that are inconsistent with purchasing or holding the Notes. Any of these activities may affect the price of the Reference Stock and, therefore, the market value of the Notes.

Additionally, we or our affiliates may serve as issuer, agent or underwriter for additional issuances of securities with returns linked or related to changes in the price of the Reference Stock. By introducing competing products into the marketplace in this manner, we could adversely affect the value of the Notes.
We may hedge our obligations under the Notes through certain affiliates, who would expect to make a profit on such hedge. We or our affiliates may adjust these hedges by, among other things, purchasing or selling those assets at any time, including around the time of the Valuation Dates, which could have an impact on the return of the Notes. Because hedging our obligations entails risk and may be influenced by market forces beyond our or our affiliates' control, such hedging may result in a profit that is more or less than expected, or it may result in a loss.

Information Regarding the Issuer of the Reference Stock
The Reference Stock is registered under the Securities Exchange Act of 1934 (the “Exchange Act”). The issuer of the Reference Stock files periodic reports with the FDIC, and not with the SEC. Those reports can be found on the FDIC’s website by reference to the FDIC certificate number 57053. Information on the FDIC website is not included or incorporated by reference in this pricing supplement. In addition, information regarding the Reference Stock may be obtained from other sources including, but not limited to, press releases, newspaper articles and other publicly disseminated documents.
The following information regarding the issuer of the Reference Stock is derived from publicly available information.
We have not independently verified the accuracy or completeness of reports filed by the issuer of the Reference Stock with the FDIC, information published by it on its website or in any other format, information about it obtained from any other source or the information provided below.
According to publicly available information, Signature Bank is a commercial bank that serves privately owned business clients and their owners and senior managers. The bank offers business and personal banking products and services, as well as investment, brokerage, asset management and insurance products through its subsidiary.
The company’s common stock is listed on the Nasdaq under the ticker symbol “SBNY.”
The graph below illustrates the performance of the Reference Stock from January 1, 2016 to June 18, 2021. The red horizontal line represents the Coupon Barrier and Trigger Price of $234.50, which is equal to 68.30% of $160.16, its closing price on June 18, 2021 (rounded to two places).

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PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS
We obtained the information regarding the historical performance of the Reference Stock in the graph above from Bloomberg Financial Markets.
We have not independently verified the accuracy or completeness of the information obtained from Bloomberg Financial Markets.  The historical performance of the Reference Stock should not be taken as an indication of future performance, and no assurance can be given as to the market prices of the Reference Stock on any Observation Date or Valuation Date. We cannot give you assurance that the performance of the Reference Stock will not result in the loss of all or part of your principal amount.

Market Disruption Events on a Valuation Date
If a market disruption event occurs or is continuing on any scheduled Valuation Date other than the final Valuation Date, the price of the Reference Stock for that Valuation Date will equal the closing price of the Reference Stock on the next scheduled Valuation Date.  For example, if a market disruption event occurs or is continuing on the first and second scheduled Valuation Dates, but not on the third scheduled Valuation Date, then the closing price of the Reference Stock on the third scheduled Valuation Date will also be deemed to be the closing price of the Reference Stock on the first and second scheduled Valuation Dates.  If no further scheduled Valuation Dates occur after a Valuation Date on which a market disruption event occurs or is continuing or if a market disruption event occurs or is continuing on the final Valuation Date, then the closing price of the Reference Stock for that Valuation Date will be determined (or, if not determinable, estimated by the calculation agent in a manner which is considered to be commercially reasonable under the circumstances) by the calculation agent on that final Valuation Date, regardless of the occurrence or continuation of a market disruption event on that day.  In such an event, the calculation agent will make a good faith estimate in its sole discretion of the closing price of the Reference Stock that would have prevailed in the absence of the market disruption event.
Supplemental Plan of Distribution
JPMorgan Chase Bank, N.A., J.P. Morgan Securities LLC and its affiliates will act as placement agents for the Notes and will receive a fee from the Issuer of $10.00 per $1,000 in principal amount of the Notes, but will forgo any fees for sales to certain fiduciary accounts. We or one of our affiliates will also pay an expected fee to a broker-dealer that is unaffiliated with us for providing certain electronic platform services with respect to this offering.
Delivery of the Notes will be made against payment for the Notes on June 23, 2021, which is more than two business days following the Trade Date (this settlement cycle being referred to as “T+3”). Under Rule 15c6-1 of the Exchange Act, trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes on any date prior to two business days before delivery will be required, by virtue of the fact that the Notes will settle in three business days (T+3), to specify alternative settlement arrangements to prevent a failed settlement.
In addition, RBCCM or another of its affiliates or agents may use this document in market-making transactions after the initial sale of the Notes, but is under no obligation to do so and may discontinue any market-making activities at any time without notice.
The value of the Notes shown on your account statement will be based on RBCCM’s estimate of the value of the Notes if RBCCM or another of our affiliates were to make a market in the Notes (which it is not obligated to do). That estimate will be based upon the price that RBCCM may pay for the Notes in light of then prevailing market conditions, our creditworthiness and transaction costs. For a period of approximately 6 months after the issue date of the Notes, the price shown on your account statement may initially be higher than RBCCM’s estimated value of the Notes. This is because the estimated value of the Notes will reflect the reduction of the underwriting discount and our hedging costs and profits; however, the value of the Notes shown on your account statement during that period is expected to be a higher amount, reflecting the amortization of RBCCM’s underwriting discount and our estimated profit from hedging the Notes. After this period, if RBCCM repurchases your Notes, it expects to do so at prices that reflect its estimated value.
The Notes are our debt securities, the return on which is linked to the performance of the Reference Stock. As is the case for all of our debt securities, including our structured notes, the economic terms of the Notes reflect our actual or perceived creditworthiness at the time of pricing. In addition, because structured notes result in increased operational, funding and liability management costs to us, we typically borrow the funds under these Notes at a rate that is more favorable to us than the rate that we might pay for a conventional fixed or floating rate debt security of comparable maturity. This relatively lower implied borrowing rate, which is reflected in the economic terms of the Notes, along with the fees and expenses associated with structured notes, reduced the initial estimated value of the Notes at the time the terms of the Notes were set.
In order to satisfy our payment obligations under the Notes, we may choose to enter into certain hedging arrangements (which may include call options, put options or other derivatives) on the issue date with RBCCM or one of our other subsidiaries. The terms of these hedging arrangements take into account a number of factors, including our creditworthiness, interest rate movements, the volatility of the Reference Stock, and the tenor of the Notes. The economic terms of the Notes depend in part on the terms of these hedging arrangements.

The lower implied borrowing rate, the underwriting commission and the hedging-related costs relating to the Notes reduced the economic terms of the Notes to you and resulted in the initial estimated value for the Notes being less than their public offering price. See “Selected Risk Considerations—The Initial Estimated Value of the Notes Is Less than the Price to the Public” above.
The placement agents have not offered, sold or otherwise made available and will not offer, sell or otherwise make available any Notes to, any retail investor in the European Economic Area (“EEA”) or in the United Kingdom. For these purposes, the expression “offer” includes the communication in any form and by any means of sufficient information on the terms of the offer and the Notes to be offered so as to enable an investor to decide to purchase or subscribe the Notes, and a “retail investor” means a person who is one (or more) of: (a) a retail client, as defined in point (11) of Article 4(1) of Directive 2014/65/EU (as amended, “MiFID II”); or (b) a customer, within the meaning of Directive (EU) 2016/97, as amended, where that customer would not qualify as a professional client as defined in point (10) of Article 4(1) of MiFID II; or (c) not a qualified investor as defined in Regulation (EU) 2017/1129 (the “Prospectus Regulation”). Consequently, no key information document required by Regulation (EU) No 1286/2014 (as amended, the “PRIIPs Regulation”) for offering or selling the Notes or otherwise making them available to retail investors in the EEA or in the United Kingdom has been prepared, and therefore, offering or selling the Notes or otherwise making them available to any retail investor in the EEA or in the United Kingdom may be unlawful under the PRIIPs Regulation.
U.S. Federal Tax Consequences
The following disclosure supplements, and to the extent inconsistent, supersedes, the discussion in the product prospectus supplement dated September 10, 2018 under “Supplemental Discussion of U.S. Federal Income Tax Consequences.”
In the opinion of our counsel, Morrison & Foerster LLP, it would generally be reasonable to treat a Note with terms described herein as a callable pre-paid cash-settled contingent income-bearing derivative contract linked to the Reference Stock for U.S. federal income tax purposes, and the terms of the Notes require a holder and us (in the absence of a change in law or an administrative or judicial ruling to the contrary) to treat the Notes for all tax purposes in accordance with such characterization.  However, the U.S. federal income tax consequences of your investment in the Notes are uncertain and the Internal Revenue Service (“IRS”) could assert that the Notes should be taxed in a manner that is different from that described in the preceding sentence.
Under Section 871(m) of the Code, a “dividend equivalent” payment is treated as a dividend from sources within the United States. Such payments generally would be subject to a 30% U.S. withholding tax if paid to a non-U.S. holder. Under U.S. Treasury Department regulations, payments (including deemed payments) with respect to equity-linked instruments (“ELIs”) that are “specified ELIs” may be treated as dividend equivalents if such specified ELIs reference an interest in an “underlying security,” which is generally any interest in an entity taxable as a corporation for U.S. federal income tax purposes if a payment with respect to such interest could give rise to a U.S. source dividend. However, the IRS has issued guidance that states that the U.S. Treasury Department and the IRS intend to amend the effective dates of the U.S. Treasury Department regulations to provide that withholding on dividend equivalent payments will not apply to specified ELIs that are not delta-one instruments and that are issued before January 1, 2023. Based on our determination that the Notes are not delta-one instruments, non-U.S. holders should not be subject to withholding on dividend equivalent payments, if any, under the Notes. However, it is possible that the Notes could be treated as deemed reissued for U.S. federal income tax purposes upon the occurrence of certain events affecting the Reference Stock or the Notes, and following such occurrence the Notes could be treated as subject to withholding on dividend equivalent payments. Non-U.S. holders that enter, or have entered, into other transactions in respect of the Reference Stock or the Notes should consult their tax advisors as to the application of the dividend equivalent withholding tax in the context of the Notes and their other transactions. If any payments are treated as dividend equivalents subject to withholding, we (or the applicable withholding agent) would be entitled to withhold taxes without being required to pay any additional amounts with respect to amounts so withheld.
The accompanying product prospectus supplement notes that FATCA withholding on payments of gross proceeds from a sale or redemption of the Notes will only apply to payments made after December 31, 2018. That discussion is modified to reflect regulations proposed by the U.S. Treasury Department that eliminate the requirement of FATCA withholding on payments of gross proceeds upon the disposition of financial instruments. The U.S. Treasury Department has indicated that taxpayers may rely on these proposed regulations pending their finalization. Prospective investors are urged to consult with their own tax advisors regarding the possible implications of FATCA on their investment in the Notes.

Terms Incorporated in the Master Note
All of the terms appearing in the sections “Key Terms” (except the item captioned “Estimated Value”), “Market Disruption Events on a Valuation Date” and “U.S. Federal Tax Consequences” in this pricing supplement, and the applicable terms included in the product prospectus supplement, the Series H MTN prospectus supplement and the prospectus are incorporated into the master global note that represents the Notes and is held by the Depository Trust Company.
Validity of the Notes
In the opinion of Norton Rose Fulbright Canada LLP, the issue and sale of the Notes has been duly authorized by all necessary corporate action of the Bank in conformity with the Indenture, and when the Notes have been duly executed, authenticated and issued in accordance with the Indenture and delivered against payment therefor, the Notes will be validly issued and, to the extent validity of the Notes is a matter governed by the laws of the Province of Ontario or Québec, or the laws of Canada applicable therein, and will be valid obligations of the Bank, subject to equitable remedies which may only be granted at the discretion of a court of competent authority, subject to applicable bankruptcy, to rights to indemnity and contribution under the Notes or the Indenture which may be limited by applicable law; to insolvency and other laws of general application affecting creditors’ rights, to limitations under applicable limitations statutes, and to limitations as to the currency in which judgments in Canada may be rendered, as prescribed by the Currency Act (Canada). This opinion is given as of the date hereof and is limited to the laws of the Provinces of Ontario and Québec and the federal laws of Canada applicable thereto. In addition, this opinion is subject to customary assumptions about the Trustee’s authorization, execution and delivery of the Indenture and the genuineness of signatures and certain factual matters, all as stated in the letter of such counsel dated September 7, 2018, which has been filed as Exhibit 5.1 to Royal Bank’s Form 6-K filed with the SEC dated September 7, 2018.
In the opinion of Morrison & Foerster LLP, when the Notes have been duly completed in accordance with the Indenture and issued and sold as contemplated by the prospectus supplement and the prospectus, the Notes will be valid, binding and enforceable obligations of Royal Bank, entitled to the benefits of the Indenture, subject to applicable bankruptcy, insolvency and similar laws affecting creditors’ rights generally, concepts of reasonableness and equitable principles of general applicability (including, without limitation, concepts of good faith, fair dealing and the lack of bad faith). This opinion is given as of the date hereof and is limited to the laws of the State of New York. This opinion is subject to customary assumptions about the Trustee’s authorization, execution and delivery of the Indenture and the genuineness of signatures and to such counsel’s reliance on the Bank and other sources as to certain factual matters, all as stated in the legal opinion dated September 7, 2018, which has been filed as Exhibit 5.2 to the Bank’s Form 6-K dated September 7, 2018.